Filed Pursuant to Rule 433

Registration Statement No. 333-285508

June 1, 2026

News

FOR IMMEDIATE RELEASE

BMO and REX Shares Launch MicroSectors™ 3× Long and -3× Short Artificial Intelligence (AI) ETNs (NYSE Arca: AIQU, AIQD)

NEW YORK, June 1, 2026 – Bank of Montreal (“BMO”) and REX Shares, LLC (“REX”) announced today the launch of the following Exchange Traded Notes (“ETNs”) issued by BMO:

ETN Title	Ticker	Exposure Type
MicroSectors™ 3× Long Artificial Intelligence (AI) ETNs due May 30, 2046	AIQU	3× (long)
MicroSectors™ -3× Short Artificial Intelligence (AI) ETNs due May 30, 2046	AIQD	-3× (short)

The ETNs will start trading tomorrow on the NYSE Arca, Inc. under the applicable ticker symbol identified above. Each series of ETNs is intended to offer sophisticated investors three times leveraged long or short, as applicable, participation in the daily performance of the BITA AI Leaders Select NTR US Index (the “Index”), before taking into account fees, charges and the decay effect caused by the daily resetting of the leverage.

The Index is an equity index created, sponsored and maintained by BITA GmbH (the “Index Sponsor”) that is designed to track the performance of 25 U.S.-listed companies involved in artificial intelligence (“AI”) technologies from both an application and infrastructure perspective. The Index includes “Purity Leaders,” which are companies that the Index Sponsor determines have high relative revenue exposure to AI products, services and activities, and “Key Enablers,” which are larger, more diversified companies that the Index Sponsor considers to be key direct enablers of the business application of AI technologies. The Index is a net total return index, in which dividends paid on the applicable securities are included in the level of the Index, less certain withholding taxes that may be applicable to dividends paid by Index Constituents incorporated outside the United States. The ticker symbol of the Index is “BAILSN”. Although the name of the Index refers to “AI,” the Index is not limited to companies whose primary business is artificial intelligence, and the Index allocates significant weight to larger, diversified technology companies that are considered by the Index Sponsor to enable the development, deployment or business application of AI technologies.

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Disclosures

The ETNs are not intended to be “buy and hold” investments and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged long or short, as applicable, exposure to the performance of the Index on a daily basis, before taking into account the negative effect of the fees and charges. However, as a result of the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long or short investment in the Index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the Index, and returns on the ETNs may be negatively affected in complex ways by the volatility of the Index on a daily or intraday basis. It is possible that investors will suffer significant losses in the ETNs that provide leveraged long exposure even if the long-term performance of the Index is positive. Similarly, it is possible that investors will suffer significant losses in the ETNs that provide short leveraged exposure even if the long-term performance of the Index is negative. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide leveraged exposure to the long or short, as applicable, performance of the Index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the applicable pricing supplement and related documents that we have filed with respect to the ETNs (each, an “ETN Prospectus”). Investors should review the relevant ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus relating to each series of ETNs can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com.

Bank of Montreal, the issuer of each series of ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding each series of the ETNs. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

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Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) offers a suite of exchange-traded products built for both active traders and long-term investors, spanning income, thematic, and leveraged strategies. Whether making short-term trades, generating income from volatility, or investing in digital assets and emerging themes like drones, REX empowers investors to act on strong market views.

For more information, please visit www.rexshares.com

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of April 30, 2026. Serving clients for more than 200 years, BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services across Canada, the United States, and select markets globally. BMO is innovating for business value, by deploying and integrating human, digital and artificial intelligence to personalize client experiences, augment teams, and automate its business responsibly. Driven by its purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

BITA is the licensor of the Index. The ETNs that are based on the Index are not sponsored, endorsed, promoted or sold by BITA and BITA makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. BITA does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto.

Notwithstanding BITA’s obligations to its licensees, BITA reserves the right to change the methods of calculation or publication and BITA shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. BITA shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

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MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The Index has been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general stock market performance.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.

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